中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements of the Company dated 26 April 2006 and 19 December 2006 as regards the existing Property Management Framework Agreement entered into between the Company and GCSAPMC and the existing Lease Agreement entered into between the Company and CASHC.

As the existing Property Management Framework Agreement and the existing Lease Agreement will expire on 31 December 2008 and it is currently expected that the transactions contemplated under the existing Property Management Framework Agreement and the existing Lease Agreement will continue to be entered into on a recurring basis, in compliance with Rule 14A.35(1) of the Listing Rules, the Company has entered into the New Property Management Framework Agreement with GCSAPMC and the New Lease Agreement with CSAHC respectively on 29 December 2008.

As previously announced by the Company on 10 January 2008, the Company entered into a building lease agreement and land lease agreement with CSAHC, pursuant to which CSAHC leases to the Company (i) certain buildings, facilities and other infrastructure related to the civil aviation businesses of the Company situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang, Xinjiang and Russia and (ii) certain lands by leasing the land use rights of such lands to the Company for the purposes of its civil aviation and related businesses situated at various locations. Under Rule 14A.25 of the Listing Rules, the continuing connected transaction contemplated under the Two Lease Agreements described above has been aggregated with the continuing connected transaction contemplated under the New Lease Agreement. Since each of the applicable percentage ratio (other than the profits ratio) for each of the transactions contemplated under the New Property Management Framework Agreement and the New Lease Agreement (after the said aggregation) is on an annual basis less than 2.5%. Each of the New Property Management Framework Agreement and the New Lease Agreement (after the said aggregation) falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

Each of the New Property Management Framework Agreement and the New Lease Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

As the existing Property Management Framework Agreement and the existing Lease Agreement will expire on 31 December 2008 and the transactions contemplated under the existing Property Management Framework Agreement and the existing Lease Agreement will continue to be entered into on a recurring basis. In compliance with Rule 14A.35(1) of the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd (the "Listing Rules"), the Company has entered into the following renewal agreements on 29 December 2008:

(1) Guangzhou China Southern Airlines Property Management Company Limited ("GCSAPMC"), which is 90% owned by China Southern Air Holding Limited ("CSAHC") and 10% owned by the Company's Labour Union

Reference is made to the announcement of the Company dated 26 April 2006 where the Company announced that the Company had entered into a framework agreement for the engagement of property management (the "existing Property Management Framework Agreement") on 1 January 2006 in respect of engaging GCSAPMC (whose principal business activity is that of management of real property) to provide property management and improvement services for a term of three years, commencing from 1 January 2006 to 31 December 2008.

As the existing Property Management Framework Agreement will expire on 31 December 2008 and the transactions contemplated under the existing Property Management Framework Agreement will continue to be entered into on a recurring basis, the Company has entered into a new framework agreement for the engagement of property management (the "New Property Management Framework Agreement" with GCSAPMC on 29 December 2008. The New Property Management Framework Agreement would become effective upon approval by the Board.

Pursuant to the New Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for the provision of management and maintenance services for the Company's headquarters in Guangzhou and the provision of maintenance and management services for the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. The agency fee shall be determined at an arm's length between both parties and according to the market prices, provided that the agency fee charged should not be higher than the one charged by any independent third parties in the similar industry. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

The New Property Management Framework Agreement is for a fixed term of three years, commencing from the 1 January 2009 to 31 December 2011, and is renewable by agreement between both parties thereto, subject to compliance with the relevant requirements of the Listing Rules by the Company.

For the two years ended 31 December 2007, the aggregate historical agency fee incurred by the Group were RMB26,402,000, RMB31,000,000. The agency fee payable by the Company to GSCAPMC for the year ending 31 December 2008 is approximately RMB30,717,000 (unaudited). The previous annual cap for the existing Property Management Framework Agreement was set at RMB47,010,000 per annum. With regard to the approximate amount of agency fee payable for property management and improvement services under the agreement likely to be incurred each year during the term of the New Property Management Framework Agreement, the annual cap for the New Property Management Framework Agreement is again set at RMB47,010,000 per annum for the entire term of the New Property Management Framework Agreement.

The New Property Management Framework Agreement is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole by the independent non-executive Directors and has been approved by the independent non-executive Directors.

(2) CSAHC, the controlling shareholder of the Company

Reference is made to the announcement of the Company dated 19 December 2006 where the Company announced that the Company had entered into a lease agreement (the "existing Lease Agreement") with CSAHC, pursuant to which CSAHC leased to the Company certain parcels of land, properties, and civil aviation structures and facilities at various locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi") and Nanyang for a term of 3 years, which was renewable by agreement between both parties thereto.

As the existing Lease Agreement will expire on 31 December 2008 and the transactions contemplated under the existing Lease Agreement will continue to be entered into on a recurring basis, the Company has entered into a new lease agreement (the "New Lease Agreement") with CSAHC on 29 December 2008. The New Lease Agreement would become effective upon approval by the Board.

Pursuant to the New Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi") and Nanyang as well as some additional locations in Beijing, Shanghai, Changsha, Shenyang, Dalin, Harbin and Changchun for a term of 3 years. Under the New Lease Agreement, the annual rents payable for the year 2009, 2010 and 2011 are RMB37,148,660, RMB39,006,093 and RMB40,956,397.65 respectively. Each year, the rent is payable in advance semiannually by the Company wholly out of its internal funds.

The New Lease Agreements are for a fixed term of three years, commencing from the 1 January 2009 to 31 December 2011, and are renewable by agreement between both parties thereto, subject to compliance with the relevant requirements of the Listing Rules by the Company.

The rent payable pursuant to the New Lease Agreement is determined after arm's length negotiation by the parties with reference to the previous annual cap and the rent paid under the existing Lease Agreement of RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively for the three years ending 31 December 2008 and the increase in the leased areas from 1,205,061.15 square metres under the existing Lease Agreement to 1,587,569.46 square metres under the New Lease Agreement.

The lands and properties leased by CSAHC to the Company under the New Lease Agreement are used in the manufacturing and operating activities that are related to the principal businesses of the Company. The entering into the New Lease Agreement allows the Company to continue to use such lands and properties to operate its civil aviation businesses at rents not higher than the market rates for similar lands and properties.

IMPLICATIONS UNDER THE LISTING RULES

CSAHC is the controlling shareholder of the Company, holding approximately 50.30% equity interest in the Company as of the date hereof and GCSAPMC is a 90%-owned subsidiary of CSAHC, and they are, therefore connected persons of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

As each of CSAHC and GCSAPMC is a connected person of the Company under the Listing Rules, each of the New Property Management Framework Agreement and the New Lease Agreement constitutes a continuing connected transaction for the Company under the Listing Rules. The Board, (including the independent non-executive Directors, but excluding the three directors appointed by CSAHC as detailed below), considers that the terms of each of the New Property Management Framework Agreement and the New Lease Agreement and the cap in respect thereof is fair and reasonable and is entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

As previously announced by the Company on 10 January 2008, the Company entered into a building lease agreement and a land lease agreement with CSAHC, pursuant to which CSAHC leases to the Company (i) certain buildings, facilities and other infrastructure related to the civil aviation businesses of the Company situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang, Xinjiang and Russia and (ii) certain lands by leasing the land use rights of such lands to the Company for the purposes of its civil aviation and related businesses situated at various locations (the "Two Lease Agreements"). Under Rule 14A.25 of the Listing Rules, the continuing connected transaction contemplated under the Two Lease Agreements described above has been aggregated with the continuing connected transaction contemplated under the New Lease Agreement. Since each of the applicable percentage ratio (other than the profits ratio) for each of percentage ratio (other than the profits ratio) for each of the New Property Management Framework Agreement and the New Lease Agreement (after the said aggregation) is on an annual basis less than 2.5%. Each of the New Property Management Framework Agreement and the New Lease Agreement (after the said aggregation) falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Listing Rules. Save as disclosed, the Group had no prior transactions with each of CSAHC and GCSAPMC which require aggregation under Rule 14A.25 of the Listing Rules.

Each of the New Property Management Framework Agreement and the New Lease Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

GENERAL

Among the 11 Directors, three Directors, Mr. Li Wen Xin, Mr. Wang Quan Hua and Mr. Liu Bao Heng, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the New Property Management Framework Agreement and the New Lease Agreement. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC, Securities Law of the PRC and the Company's articles of association.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
29 December 2008

As at the date of this announcement, the Directors of the Company include Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.